FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on February 6, 2008

Item 3.	Press Release

On February 6, 2008, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

Item 5.	Full Description of Material Change

The Company and Newmont Mining Corporation (“Newmont”) have signed a Letter of Intent (“LOI”) outlining terms with respect to a new arrangement on an existing joint venture agreement on the Northumberland Project and a new joint venture on the Company’s Sandman Project. The details of the LOI are outlined below:

Northumberland Project:

Under an existing joint venture agreement, Newmont had the right to earn a 60% interest. To keep this joint venture in good standing Newmont was required to complete expenditures on the Northumberland by December 31, 2007, or make a cask payment to the Company of approximately US$1.25 million by January 31, 2008, in lieu of completing the expenditure requirement. Under this new LOI the following now applies to the Northumberland arrangement:

1.	The Parties agree to terminate the original joint venture effective year end 2007.

2.

In the transition at Northumberland, Newmont shall transfer all data, interpretative and non interpretative, and Newmont shall make technical personnel available to NewWest to facilitate data transfer.

3.	Newmont would not retain any royalty on Northumberland.

4.	Newmont shall grant NewWest, its successors and assigns. a free license for the use of N2TEC flotation processing technology, subject to a confidentiality agreement, for Northumberland only, with reasonable out of pocket expenses incurred by Newmont to be paid by NewWest. its successors or assigns.

5.	Newmont shall be granted preferential ore processing right to process any ores developed within the Northumberland Property on the following basis:

(a)	The Company (or its successors or assigns) does not have a roaster of its own and chooses third party processing;

(b)

Prior to the Company contracting for use of a third party's facilities, which would involve milling, or the use of processing technology other than oxide heap leaching (such as oxide milling for processing oxide ore, and pressure oxidation, roasting, flotation. and bioxidation for processing sulfide ore) (hereafter "Processing"), the Company would be obligated to notify Newmont, as soon as practicable, of the intended production rates, timing and technology to be used (butt only if Newmont agreed to keep such information strictly confidential); and,

(c)

Newmont would have 30 days thereafter within which to notify NewWest of Newmont's interest in negotiating with NewWest for the use of Newrnont's processing facilities, or one or more of Newmont's proprietary (patented) processing technologies, to perform such Processing; and

(d)

Newrnont and the Company would meet promptly thereafter to commence negotiation of acceptable arm's length terms for such Processing; provided, however, that NewWest would have no obligation to contract with Newmont if it was able to obtain more favorable terms from a third party or itself.

Sandman Project

With respect to the Sandman project the Company and Newmont shall enter into an option and joint venture agreement concerning the Sandman Project.

1.

Newmont shall contribute all of its mineral rights and claims (if any) within an area of interest to include the present Sandman Project Area plus the additional 8.5 sections of land discussed by the Parties and which are not presently included in the existing sublease between the Parties.

2.	Newmont shall be granted an initial 5% equity interest in the Sandman Project Area and its area of interest in consideration of its contribution of the additional sections of land.

3.	NewWest shall contribute all its claims and its leasehold interests in the area of interest of the Sandman Project.

4.	NewWest shall reserve a 2% NSR on production of the first 310,000 ounces under the joint venture.

5.	As Phase 1 earn-in, Newmont may earn an additional 46% interest (bringing its interest to 51%) in the area of interest by meeting the following obligations within three years:

6.

Newrnont shall spend a minimum of US$14mm as follows: Year 1 -US$3 million (to include US$1 million in regional exploration); Year 2 - US$5 million (to include US$1.5 million in regional exploration); and, Year 3 - US$6mm (to include US$2 million in regional exploration). "Regional exploration" means exploration activities within the Sandman Project Area but outside of a defined resource; and,

Newrnont makes a Production Decision within 36 months of the commencement of the joint venture, and the Decision shall be supported by: i) a positive bankable feasibility study reporting reserves, ii) a commitment to fund and. construct and, iii) the undertaking to advance necessary permits.

7.	As Phase 2 earn-in, Newmont may earn an additional 9% equity interest, bringing its interest to 60%, by funding an additional US$14 million of expenditures. Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, approximately US$5 million. Thereafter, the parties will fund the joint venture in accordance with their participating interests; provided; however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture in the following manner. Provided that Newrnont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Newmont shall not have recourse against any other assets of the Company for this recovery.

8.	Newmont will pay the fees of the Company’s legal team engaged to maintain and defend the tight of the joint venture to use the surface of private mineral interests included in Area of Interest from the claims of surface owners as successors of Nevada Land and Resources Company, all in accordance with legal and litigation plans mutually agreed by the Parties; provided that after Phase I earn-in, and Newmont has vested its 60% interest, Newmont shall have the final say in litigation and government relations, provided that such decisions be made in the best interest of the Sandman Project.

9.	Failure by Newmont to meet Phase l earn-in requirements within three years provides NewWest the option to terminate the agreement with the result that the existing sublease is reinstated; and, any additional area of interest lands contributed by Newmont to the venture will, at the Company’s election, be the subject of a separate sublease with the following terms:
(a) Newmont shall receive a Net Smelter Royalty (“NSR”) of 2% on the first 300,000 ounces and 4% on the ounces produced over 300,000.
(b) The term of the separate sublease shall run concurrently with the term of the existing sublease, and all other material terms of the separate sublease shall be consistent with the existing sublease.

10.	At any time after Phase 1 earn-in, the Company shall have the option to have Newmont finance its contribution at the lesser of its borrowing rate of LIBOR plus 4%, non recourse debt repayable out of 80% of production, until the debt is repaid. The financing option applies to the first Production Decision as well as future expansions of the operation.

11.	Newmont (or the Company, as the case may be) as operator will prepare programs and budgets for exploration, each party to contribute in accordance with its participating interest or dilute. (Newmont's earn-in obligations opportunities for Phase l earn-in, however, shall control as to Newmont's funding of exploration during Years 1-3.)

12.	The joint venture agreement should include terms usually included in joint venture agreements as the parties may mutually agree.

As a final point, the Parties will use all diligence and best efforts to finalize and execute a Joint Venture Agreement within sixty days based on the forgoing terms and conditions.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 6th day of February, 2008.

NEWS RELEASE 08-04	February 6, 2008

FRONTEER REALIGNS NEWMONT PARTNERSHIP TO FAST-TRACK DEVELOPMENT OF SANDMAN,
REGAINS 100% OF NORTHUMBERLAND

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce that it has signed a Letter of Intent (“LOI”) with its senior Nevada partner, Newmont Mining Corporation (“Newmont”), to rapidly advance the Company’s Sandman gold project to a production decision within 36 months. As part of this agreement, Fronteer also regains an undivided 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in Nevada.

The LOI gives Fronteer immediate exposure to near-term production in Nevada and increases its attributable gold resource base at Northumberland by 60%. Fronteer now assumes full ownership of Northumberland with a NI 43-101 resource estimate of 2.06 million ounces of gold (measured and indicated), 0.40 million ounces of gold (inferred), and 5.11 million ounces silver (inferred).

“As a result of this new partnership, Fronteer will have potential near-term production funded and operated by one of the world’s best gold mining companies, while retaining 100% ownership of Northumberland and its gold ounces,” says Fronteer President and CEO Mark O’Dea. “In turn, Newmont is provided the quickest access to low-cost gold production and reserve replenishment from a project that has good synergies with its nearby infrastructure.”

The LOI reflects Fronteer’s dual growth platform: growth through resource expansion and discovery; and growth through future production. While Newmont advances Sandman toward a production decision, Fronteer can focus on an aggressive drill program at Northumberland and the Company’s 17 other Nevada gold projects.

Sandman currently includes a group of five closely spaced gold deposits, four of which contribute to a combined NI 43-101 resource estimate of 271,900 ounces (measured and indicated) and 38,000 ounces (inferred) gold. The deposits are near-surface and open-pit mineable, with significant resource expansion and exploration upside potential.

Under the terms of the LOI, Newmont may earn an initial 51% interest in Sandman within 36 months by:

1.	Spending a minimum US$14 million on exploration;

2.	Making a production decision supported by a bankable feasibility study;

3.	Reporting reserves;

4.	Making a commitment to fund and construct a mine;

5.	Advancing the necessary permits; and

6.	Contributing adjacent mineral interest to the joint venture

Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

In addition to regaining a 100% interest in Northumberland, Fronteer has been granted a free license for the use of Newmont’s patented N2TEC flotation process technology. In return, Fronteer has granted Newmont preferential ore processing rights for any ore developed from Northumberland. Fronteer will invest approximately US$4M in Northumberland exploration for 2008, including plans to update the project’s NI 43-101 resource estimate to include the previous three year’s worth of drill results.

About Fronteer

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Michael Gustin, Ph.D., of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Northumberland and Sandman resource estimates, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Northumberland resource estimate is from the 43-101 Compliant Report; Technical Report, Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. The gold cut-off grades (expressed in ounces of gold per ton) for the Northumberland Project measured, indicated and inferred resources are 0.01 for oxide material, 0.04 for shallow sulfide material and 0.10 for deep sulfide material. The inferred silver resource includes only silver lying within the modeled gold zones and within blocks that exceed the gold cut-off grades; no silver cut-off is applied. The Sandman mineral resource expressed is based on the technical report prepared by MDA as of May 31, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential for production and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward- looking statements.